FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑

Banco Santander, S.A.
INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Material Fact dated December 8, 2011

MATERIAL FACT
The European Banking Authority (EBA) has published today aggregated figures with respect to the capital requirements of a temporary and extraordinary nature applicable to financial institutions, calculated on the basis of data as of 30th September 2011. According to the updated calculations, the additional capital required for Grupo Santander amounts to 15,302 million euros versus the 14,971 million euros published by the EBA on 26th October 2011 based on estimated figures for 30th September 2011.
To address these new requirements, Banco Santander maintains the measures announced at the 2011 third-quarter results presentation. Banco Santander’s objective is to attain a 10% of core capital in accordance with the new requirements of the EBA as of 30th June 2012.
The tables with the results are attached.
Boadilla del Monte (Madrid), 8th December 2011
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A- 39000013

Composition of capital as of 30 September 2011 (CRD3 rules)

Name of the bank:	ES059	BANCO SANTANDER S.A.

	September 2011
Capital position CRD3 rules	Million EUR	% RWA	References to COREP reporting
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	40,048		COREP CA 1.1 — hybrid instruments and government support measures other than ordinary shares
Of which: (+) eligible capital and reserves	61,596		COREP CA 1.1.1 + COREP line 1.1.2.1
Of which: (-) intangibles assets (including goodwill)	-29,426		Net amount included in T1 own funds (COREP line 1.1.5.1)
Of which: (-/+) adjustment to valuation differences in other AFS assets(1)	1,111		Prudential filters for regulatory capital (COREP line 1.1.2.6.06)
B) Deductions from common equity (Elements deducted from original own funds) (-)	-1,057		COREP CA 1.3.T1* (negative amount)
Of which: (-) deductions of participations and subordinated claims	-615		Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC and deducted from original own funds (COREP lines from 1.3.1 to 1.3.5 included in line 1.3.T1*)
Of which: (-) securitisation exposures not included in RWA according with CRD3 (2)	-353		COREP line 1.3.7 included in line 1.3.T1* (50% securitisation exposures in the banking and trading book subject to 1250% risk weight; Art. 57 (r) of Directive 2006/48/EC)
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-89		As defined by Article 57 (q) of Directive 2006/48/EC (COREP line 1.3.8 included in 1.3.T1*)
C) Common equity (A+B)	38,991	6.77%
Of which: ordinary shares subscribed by government	0		Paid up ordinary shares subscribed by government
D) Other Existing government support measures (+)	0
E) Core Tier 1 including existing government support measures (C+D)	38,991	6.77%	Common equity + Existing government support measures included in T1 other than ordinary shares
Shortfall to 9% before application sovereign capital buffer	12,878	2.23%	9%RWA-Core Tier 1 including existing government support measures; if >0.
F) Hybrid instruments not subscribed by government	12,763		Net amount included in T1 own funds (COREP line 1.1.4.1a + COREP lines from 1.1.2.2***01 to 1.1.2.2***05 + COREP line 1.1.5.2a (negative amount)) not subscribed by government
Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	51,754	8.98%	COREP CA 1.4 = COREP CA 1.1 + COREP CA 1.3.T1* (negative amount)
RWA as of end September 2011 including add-on for CRD3(2)	576,323
Of which: RWA add-on for CRD III as of end September 2011(2)	9,703
Sovereign Capital buffer
G) Prudential filter (AFS sovereign assets in EEA as of 30th September 2011) (-/+)	1,686		Please report the prudential filter as a positive number if the AFS revaluation reserve for sovereign assets is negative. Please report the prudetnial filter as a negative number if the AFS revaluation reserve is positive. If the bank does not apply a prudential filter on AFS sovereign assets, please fill in zero.
H) Difference between the book value and the fair value of sovereign assets (Bonds and Loans and advances) in the HTM and Loans & Receivables portfolios (3).	737		Difference between the book value and the fair value at the reference date. Please provide a positive number if the book value is larger than the fair value of sovereign assets. Please provide a negative number if the book value is smaller than the fair value of the sovereign assets.
Sovereign capital buffer for exposures in EEA (G+H)	2,424	0.42%	Sum of Prudential filter and valuation. If negative it is set to 0

Overall Shortfall after including sovereign capital buffer	15,302	2.66%	9%RWA-(Core Tier 1 including existing government support measures-Sovereign capital buffer for exposures in EEA); if >0.

Notes and definitions

(1)	The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.

(2)	According with CRD3 it can include also 50% securitisation exposures in the trading book subject to 1250% risk weight and not included in RWA.

(3)	It includes also possible differences between the book value and the fair value of: i) direct sovereign exposures in derivatives; ii) indirect sovereign exposures in the banking and trading book

Exposures to sovereigns (central, regional and local governments) in EEA, as of 30 September 2011, mln EUR

Name of the bank:	ES059	BANCO SANTANDER S.A.

								DIRECT SOVEREIGN	INDIRECT SOVEREIGN			Prudential filter
				NET DIRECT POSITIONS				EXPOSURES IN	EXPOSURES(3)	Memo Item	Provisions and	AFS sovereign	Reserve	Fair value of
				(gross of provisions and write-off exposures				DERIVATIVES(1)	(on and off balance sheet)	Nominal Value	write-off on	assets (including	AFS sovereign	Cash flow and
		GROSS DIRECT LONG EXPOSURES		(long) net of cash short position of sovereign debt to other				Net position at fair	Net position	Debt	Sovereign	the fair	assets (gross the	fair value
		(accounting value gross of provisions)(1)		counterparties only where there is maturity matching)(1)				values (Derivatives	at fair values	securities	assets	value of Cash	fair value of	hedging
			of which: loans and			of which: Financial assets		with positive fair	(Derivatives with	in HTM and	(loans, advances	flow and	Cash flow	contracts on
			advances in the HTM		of which: Available for	designated at fair value		value +	positive fair value +	Loans and	and debt	fair value hedging	and fair value hedging	AFS sovereign
Residual			and Loans and		sale financial assets	through profit or loss	of which: Financial assets	Derivatives with	Derivatives with	Receivables	securities)	contracts)	contracts)	assets
Maturity	Country		receivables portfolios		(AFS)	(FVO)	held for trading(2)	negative fair value)	negative fair value)	portfolios	(+)	(+/-)(4)	(+/-)(4)	(+/-)(4)
3M	Austria	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	-36	0	0	-36	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	-125	0	0	-125	0	0	0		0	0	0
5Y		36	0	-12	0	0	-12	-7	0	0		0	0	0
10Y		110	0	17	0	0	17	0	0	0		0	0	0
15Y		92	0	87	0	0	87	-6	0	0		0	0	0
Tot		238	0	-70	0	0	-70	-13	1	0	0	0	0	0
3M	Belgium	99	0	0	0	0	0	2	0	0		0	0	0
1Y		143	0	-75	0	0	-75	0	0	0		0	0	0
2Y		44	0	19	0	0	19	0	0	0		0	0	0
3Y		36	0	20	0	0	20	0	0	0		0	0	0
5Y		20	0	-173	0	0	-173	0	-6	0		0	0	0
10Y		71	0	20	0	0	20	0	0	0		0	0	0
15Y		65	0	30	0	0	30	0	0	0		0	0	0
Tot		479	0	-159	0	0	-159	2	-6	0	0	0	0	0
3M	Bulgaria	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Cyprus	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Czech Republic	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Denmark	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Estonia	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Finland	0	0	0	0	0	0	0	0	0		0	0	0
1Y		1	0	1	0	0	1	0	0	0		0	0	0
2Y		15	0	15	0	0	15	5	0	0		0	0	0
3Y		3	0	3	0	0	3	8	0	0		0	0	0
5Y		29	0	-72	0	0	-72	-6	0	0		0	0	0
10Y		57	0	41	0	0	41	0	0	0		0	0	0
15Y		0	0	0	0	0	0	13	0	0		0	0	0
Tot		105	0	-12	0	0	-12	20	0	0	0	0	0	0
3M	France	947	0	1	0	0	1	0	0	0		0	0	0
1Y		161	0	-30	0	0	-30	0	0	0		0	0	0
2Y		62	0	-4	0	0	-4	0	-3	0		0	0	0
3Y		42	0	-49	0	0	-49	0	0	0		0	0	0
5Y		181	0	-125	0	0	-125	0	-16	0		0	0	0
10Y		369	0	-290	0	0	-290	0	-6	0		0	0	0
15Y		141	0	15	0	0	15	0	0	0		0	0	0
Tot		1,904	0	-482	0	0	-482	0	-25	0	0	0	0	0

								DIRECT SOVEREIGN	INDIRECT SOVEREIGN			Prudential filter
				NET DIRECT POSITIONS				EXPOSURES IN	EXPOSURES(3)	Memo Item	Provisions and	AFS sovereign	Reserve	Fair value of
				(gross of provisions and write-off exposures				DERIVATIVES(1)	(on and off balance sheet)	Nominal Value	write-off on	assets (including	AFS sovereign	Cash flow and
		GROSS DIRECT LONG EXPOSURES		(long) net of cash short position of sovereign debt to other				Net position at fair	Net position	Debt	Sovereign	the fair	assets (gross the	fair value
		(accounting value gross of provisions)(1)		counterparties only where there is maturity matching)(1)				values (Derivatives	at fair values	securities	assets	value of Cash	fair value of	hedging
			of which: loans and			of which: Financial assets		with positive fair	(Derivatives with	in HTM and	(loans, advances	flow and	Cash flow	contracts on
			advances in the HTM		of which: Available for	designated at fair value		value +	positive fair value +	Loans and	and debt	fair value hedging	and fair value hedging	AFS sovereign
Residual			and Loans and		sale financial assets	through profit or loss	of which: Financial assets	Derivatives with	Derivatives with	Receivables	securities)	contracts)	contracts)	assets
Maturity	Country		receivables portfolios		(AFS)	(FVO)	held for trading(2)	negative fair value)	negative fair value)	portfolios	(+)	(+/-)(4)	(+/-)(4)	(+/-)(4)
3M	Germany	117	0	67	30	0	37	-1	0	0		0	0	0
1Y		356	0	224	0	0	224	0	0	0		0	0	0
2Y		317	0	281	9	0	272	6	-1	0		0	0	0
3Y		193	0	-2	0	0	-2	0	0	0		0	0	0
5Y		341	0	134	0	0	134	18	1	0		0	0	0
10Y		392	0	108	0	0	108	36	0	0		0	0	0
15Y		165	0	104	0	0	104	18	0	0		0	0	0
Tot		1,882	0	915	39	0	876	77	0	0	0	0	0	0
3M	Greece (5)	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		110	0	110	110	0	0	0	0	0		68	-68	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		110	0	110	110	0	0	0	0	0	55	68	-68	0
3M	Hungary	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Iceland	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Ireland	0	0	0	0	0	0	1	0	0		0	0	0
1Y		0	0	0	0	0	0	-7	0	0		0	0	0
2Y		0	0	0	0	0	0	-9	0	0		0	0	0
3Y		0	0	0	0	0	0	14	0	0		0	0	0
5Y		0	0	0	0	0	0	13	0	0		0	0	0
10Y		0	0	0	0	0	0	59	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	72	0	0	0	0	0	0
3M	Italy	115	0	5	0	0	5	0	0	0		0	0	0
1Y		57	0	-11	0	0	-11	0	0	0		0	0	0
2Y		219	0	153	0	0	153	0	-3	0		0	0	0
3Y		190	0	61	0	0	61	0	2	0		0	0	0
5Y		235	0	101	68	0	33	0	-18	0		6	-6	0
10Y		364	0	-194	0	0	-194	0	0	0		0	0	0
15Y		237	0	101	0	0	101	0	0	0		0	0	0
Tot		1,418	0	217	68	0	149	0	-19	0	0	6	-6	0
3M	Latvia	0	0	0	0	0	0	1	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	1	0	0	0	0	0	0
3M	Liechtenstein	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Lithuania	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Luxembourg	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0

								DIRECT SOVEREIGN	INDIRECT SOVEREIGN			Prudential filter
				NET DIRECT POSITIONS				EXPOSURES IN	EXPOSURES(3)	Memo Item	Provisions and	AFS sovereign	Reserve	Fair value of
				(gross of provisions and write-off exposures				DERIVATIVES(1)	(on and off balance sheet)	Nominal Value	write-off on	assets (including	AFS sovereign	Cash flow and
		GROSS DIRECT LONG EXPOSURES		(long) net of cash short position of sovereign debt to other				Net position at fair	Net position	Debt	Sovereign	the fair	assets (gross the	fair value
		(accounting value gross of provisions)(1)		counterparties only where there is maturity matching)(1)				values (Derivatives	at fair values	securities	assets	value of Cash	fair value of	hedging
			of which: loans and			of which: Financial assets		with positive fair	(Derivatives with	in HTM and	(loans, advances	flow and	Cash flow	contracts on
			advances in the HTM		of which: Available for	designated at fair value		value +	positive fair value +	Loans and	and debt	fair value hedging	and fair value hedging	AFS sovereign
Residual			and Loans and		sale financial assets	through profit or loss	of which: Financial assets	Derivatives with	Derivatives with	Receivables	securities)	contracts)	contracts)	assets
Maturity	Country		receivables portfolios		(AFS)	(FVO)	held for trading(2)	negative fair value)	negative fair value)	portfolios	(+)	(+/-)(4)	(+/-)(4)	(+/-)(4)
3M	Malta	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Netherlands	204	0	0	0	0	0	-27	0	0		0	0	0
1Y		115	0	-36	0	0	-36	-40	0	0		0	0	0
2Y		23	0	-79	0	0	-79	4	0	0		0	0	0
3Y		0	0	-103	0	0	-103	16	0	0		0	0	0
5Y		92	0	-41	0	0	-41	68	0	0		0	0	0
10Y		125	0	44	0	0	44	147	0	0		0	0	0
15Y		122	0	41	0	0	41	-501	0	0		0	0	0
Tot		681	0	-175	0	0	-175	-333	0	0	0	0	0	0
3M	Norway	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Poland	327	3	327	324	0	0	0	0	0		0	0	0
1Y		497	7	497	490	0	0	0	0	0		-1	1	0
2Y		386	2	386	384	0	0	0	0	0		-2	2	0
3Y		384	2	384	382	0	0	0	0	0		-3	3	0
5Y		625	8	625	618	0	0	0	0	0		-7	7	0
10Y		301	9	301	292	0	0	0	0	0		-6	6	0
15Y		7	7	7	0	0	0	0	0	0		0	0	0
Tot		2,527	37	2,527	2,490	0	0	0	0	0	0	-19	19	0
3M	Portugal	163	72	72	0	0	0	0	0	0		0	0	0
1Y		186	164	164	0	0	0	0	0	0		0	0	0
2Y		285	47	269	222	0	0	0	0	0		25	-21	-4
3Y		47	47	47	0	0	0	1	0	0		0	0	0
5Y		837	185	806	617	0	5	0	0	0		179	-150	-29
10Y		747	212	717	506	0	-1	0	0	0		247	-207	-40
15Y		197	183	186	0	0	2	0	0	0		0	0	0
Tot		2,462	909	2,260	1,345	0	6	1	0	0	0	452	-378	-73
3M	Romania	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Slovakia	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Slovenia	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Spain	3,908	1,081	1,378	199	0	98	7	0	100		1	0	0
1Y		12,735	2,227	9,398	3,346	0	3,825	15	0	0		35	-22	-13
2Y		4,104	632	3,276	2,228	0	416	11	0	0		42	-26	-16
3Y		2,271	1,651	1,358	181	0	-475	60	0	1,019		5	-3	-2
5Y		3,642	2,635	2,633	631	0	-633	23	0	130		22	-14	-8
10Y		16,172	2,876	15,685	12,551	0	257	-54	0	0		861	-539	-322
15Y		5,053	2,486	4,639	2,293	0	-140	-86	0	0		215	-135	-81
Tot		47,885	13,589	38,367	21,429	0	3,348	-24	0	1,249	0	1,180	-738	-442
3M	Sweden	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0

								DIRECT SOVEREIGN	INDIRECT SOVEREIGN			Prudential filter
				NET DIRECT POSITIONS				EXPOSURES IN	EXPOSURES(3)	Memo Item	Provisions and	AFS sovereign	Reserve	Fair value of
				(gross of provisions and write-off exposures				DERIVATIVES(1)	(on and off balance sheet)	Nominal Value	write-off on	assets (including	AFS sovereign	Cash flow and
		GROSS DIRECT LONG EXPOSURES		(long) net of cash short position of sovereign debt to other				Net position at fair	Net position	Debt	Sovereign	the fair	assets (gross the	fair value
		(accounting value gross of provisions)(1)		counterparties only where there is maturity matching)(1)				values (Derivatives	at fair values	securities	assets	value of Cash	fair value of	hedging
			of which: loans and			of which: Financial assets		with positive fair	(Derivatives with	in HTM and	(loans, advances	flow and	Cash flow	contracts on
			advances in the HTM		of which: Available for	designated at fair value		value +	positive fair value +	Loans and	and debt	fair value hedging	and fair value hedging	AFS sovereign
Residual			and Loans and		sale financial assets	through profit or loss	of which: Financial assets	Derivatives with	Derivatives with	Receivables	securities)	contracts)	contracts)	assets
Maturity	Country		receivables portfolios		(AFS)	(FVO)	held for trading(2)	negative fair value)	negative fair value)	portfolios	(+)	(+/-)(4)	(+/-)(4)	(+/-)(4)
3M	United Kingdom	2,221	0	1,933	0	0	1,933	0	0	0		0	0	0
1Y		2,376	0	1,907	0	0	1,907	3	0	0		0	0	0
2Y		599	0	327	0	0	327	0	0	0		0	0	0
3Y		401	0	358	0	0	358	-8	0	0		0	0	0
5Y		267	0	55	0	0	55	0	0	0		0	0	0
10Y		4,448	0	1,198	0	0	1,198	0	0	0		0	0	0
15Y		2,255	0	57	0	0	57	0	0	0		0	0	0
Tot		12,566	0	5,834	0	0	5,834	-5	0	0	0	0	0	0

	TOTAL EEA 30	72,256	14,536	49,332	25,482	0	9,315	-202	-49	1,249	55	1,686	-1,172	-515

Notes and definitions

(1)	The exposures reported cover only exposures to central, regional and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees

(2)	The banks disclose the exposures in the “Financial assets held for trading” portfolio after offsetting the cash short positions having the same maturities.

(3)	The exposures reported include the positions towards counterparts (other than sovereign) on sovereign credit risk (i.e. CDS, financial guarantees) booked in all the accounting portfolio (on-off balance sheet). Irrespective of the denomination and or accounting classification of the positions the economic substance over the form must be used as a criteria for the identification of the exposures to be included in this column. This item does not include exposures to counterparts (other than sovereign) with full or partial government guarantees by central, regional and local governments

(4)	According with CEBS Guidelines on prudential filters it is required a consistent treatment of gains and losses resulting from a transaction whereby a cash flow hedge is created for an available for sale instrument: i.e. if the gains on the hedged item are recognised in additional own funds, so should the results of the corresponding cash flow hedging derivative. Moreover if fair-value hedging contracts on sovereign assets are taken in consideration for the computation of the prudential filters (before their removal), the FV of such contracts must be reported in the column AB.

(5)	Please report gross and net direct positions before eventual write-off (PSI); in the column provisions must be included eventual write-off (PSI).

Composition of RWA as of 30 September 2011

Name of the bank:	ES059	BANCO SANTANDER S.A.

(in million Euro)	Rules at the end of September	CRD 3 rules
Total RWA(1)	566,620	576,323
RWA for credit risk	470,217	470,262
RWA Securitisation and re-securitisations	3,721	3,766
RWA Other credit risk	466,496	466,496
RWA for market risk	31,669	41,327
RWA operational risk	64,686	64,686
Transitional floors(2)	—	—
RWA Other	47	47

Notes and definitions

(1)	The RWA calculated according to CRD III can be based on models that have not yet been approved by the National Supervisory Authority.

(2)	All IRB/AMA banks in the exercise have applied transitional floor which assess the impact 80% of the Basel 1 requirements. However, wide divergences in national approaches to the floors means that two main approaches have been identified as set out in the methodological note. The transitional floor has been applied according to the following approach: option 1

CDS and other contract Sovereign exposures (central, regional and local governments) in EEA towards other counterparties, as of 30 September 2011, mln EUR

Name of the bank:	ES059	BANCO SANTANDER S.A.

	Credit default swaps (CDS) and other contracts (1)
	Bank is protection seller	Bank is protection buyer
	Notional amount	Notional amounts
	outstanding	outstanding
Country (2)	(3)	(3)
Austria	20	20
Belgium	335	93
Bulgaria	—	10
Cyprus	—	—
Czech Republic	—	—
Denmark	—	—
Estonia	—	—
Finland	—	—
France	1,010	224
Germany	185	204
Greece	214	214
Hungary	15	15
Iceland	—	—
Ireland	9	9
Italy	601	397
Latvia	—	—
Liechtenstein	—	—
Lithuania	—	—
Luxembourg	—	—
Malta	—	—
Netherlands	61	61
Norway	—	—
Poland	24	24
Portugal	202	202
Romania	—	—
Slovakia	—	—
Slovenia	—	—
Spain	—	—
Sweden	—	—
United Kingdom	87	105

(1)	It includes credit derivatives and other credit risk transfer contracts/instruments that irrespective of the denomination respresent indirect exposures (as protection seller/buyer) on sovereign risk (reference entity)

(2)	The country identifies the reference entity single name of the CDS and other contracts.

(3)	Notional amounts outstanding: Nominal or notional amounts outstanding are defined as the gross nominal or notional value of all contracts concluded and not yet settled on the reporting date. For contracts with variable nominal or notional principal amounts, the basis for reporting is the nominal or notional principal amounts at the time of reporting.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: December 9, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President